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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-21230

Midwest Medical Insurance Holding Company

(Exact name of registrant as specified in its charter)

7650 Edinborough Way, Suite 400, Minneapolis, MN 55435-5978

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class C Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 12d-6 ☐

     Approximate number of holders of record as of the certification notice or date:     0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Midwest Medical Insurance Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 11, 2003	By:	/s/ Niles A. Cole Niles A. Cole, Chief Financial Officer

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under this signature.

117353-2

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